Exhibit 99.1

Phaos Technology Holdings (Cayman) Limited Announces Results of Extraordinary General Meeting

SINGAPORE, September 4, 2026 (GLOBE NEWSWIRE) — Phaos Technology Holdings (Cayman) Limited, (NYSE American: POAS), (“Phaos” or “the Company”), an advanced microscopy solutions headquartered in Singapore, today announced the results of its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”), which was held on August 31, 2026 at 9:30 p.m. Singapore Time (9:30 a.m. Eastern Time).

A quorum of shareholders was present in person or by proxy, and the Extraordinary General Meeting was duly constituted. Each of the proposals set out in the Company’s notice of meeting and proxy statement dated August 12, 2026 was put to a vote and was duly approved by the requisite majority of shareholders, with effect immediately.

The proposals approved at the Extraordinary General Meeting were:

1. The increase in the Company’s authorized share capital (the “Share Capital Increase”).

2. The consolidation of every fifteen (15) issued and unissued ordinary shares into one (1) ordinary share (the “Share Consolidation”).

3. The adoption, as a special resolution, of the third amended and restated memorandum and articles of association of the Company.

4. The allotment and issuance of new ordinary shares as described in the proxy statement.

5. A general authorization for the directors and officers of the Company to take the actions necessary to give effect to the foregoing resolutions.

6. The adjournment of the meeting, if necessary, to solicit additional proxies.

Following shareholder approval, the Company intends to proceed with the implementation of the approved resolutions, including making the necessary filings with the Registrar of Companies of the Cayman Islands and instructing the Company’s share registrar and transfer agent to update the register of members accordingly.

The Company thanks its shareholders for their continued support and participation. A report of the voting results will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on the Company’s current report on Form 6-K and will be posted on the Company’s investor relations website at https://ir.phaostech.com/.

About Phaos Technology Holdings (Cayman) Limited

Phaos Technology Holdings (Cayman) Limited is an advanced microscopy technology company. Our commitment to innovation and excellence drives us to deliver state-of-the-art microscopy products and software solutions, powered by artificial intelligence, for diverse sectors including manufacturing, biomedical, and research. Experience the difference with Phaos Technology – where innovation meets sophistication, shaping the future of optical technology. For more information, please visit www.phaostech.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that indicate future events or trends or are not statements of historical matters. These statements are based on our management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in our reports filed with the United States Securities and Exchange Commission, which are available, free of charge, on the SEC’s website at www.sec.gov.

For more information please contact:

Company Contact:

Phaos Technology Holdings (Cayman) Limited
(65) 6250 3877
ir@phaostech.com